Filed Pursuant to Rule 424(b)(3)
Registration No. 333-114810

PROSPECTUS

$10,000,000

IMMUNOMEDICS, INC.

3.25% CONVERTIBLE SENIOR NOTES DUE JANUARY 12, 2006

AND 1,642,037 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

In January of 2004, we issued and sold $10,000,000 aggregate principal amount of our 3.25% Convertible Senior Notes due January 12, 2006, in a private placement. This prospectus will be used by selling holders to offer and resell the notes and the shares of common stock issuable upon conversion of the notes. We will not receive any proceeds from such resales.

Holders of the notes may convert the notes into shares of our common stock, in multiples of $1,000 principal amount, at any time prior to the maturity date of the notes (unless previously repurchased) at a current conversion rate of 164.2036 shares per $1,000 principal amount of notes converted, which represents an initial conversion price of $6.09 per share. The conversion rate, and thus the conversion price, is subject to adjustment under certain circumstances as described in this prospectus. See “Description of the Notes—Conversion Rate Adjustments.” Upon conversion, a holder will receive stock (valued at the conversion price) for accrued and unpaid interest or additional amounts, if any.

We will pay interest on the notes at a fixed annual rate of 3.25% to be paid semiannually in arrears in cash or common stock (at our election) every January 12 and July 12 of each year, beginning on July 12, 2004. The notes will mature on January 12, 2006, unless earlier converted or repurchased. We may not redeem the notes prior to their maturity.

Upon the occurrence of a “designated event,” as such term is described in this prospectus, including a change of control of our company, holders of the notes may require us to repurchase all or part of their notes at a price equal to 103% of the principal amount of the notes being repurchased plus accrued and unpaid interest and additional interest, if any. See “Description of the Notes—Purchase of Notes at a Holder’s Option Upon a Designated Event.”

The notes are not listed on any securities exchange or included in any automated quotation system, nor are they eligible for trading in the PORTAL Market. Shares of our common stock are quoted on the Nasdaq National Market under the symbol “IMMU.” On July 14, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $4.27 per share.

THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 10.

Our principal offices are located at 300 American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 15, 2004.

Table of Contents

References in this prospectus to “our company,” “we,” “us” or “our” are to Immunomedics, Inc. and our consolidated subsidiaries.

Immunomedics, LeukoScan, CEA-Scan, CEA-Cide, LymphoCide, AFP-Cide, ProstaCide and LeukoCide are trademarks or trade names of our company. PentaCEA is a trademark of our majority-owned subsidiary, IBC Pharmaceuticals, Inc. This prospectus also contains trademarks, trade names and service marks of other companies that are the property of their respective owners.

ABOUT THIS PROSPECTUS

This prospectus does not contain all of the information included in the Registration Statement. For a more complete understanding of the offering of the securities, you should refer to the actual Registration Statement itself, including its exhibits as well as the information that is incorporated by reference as further described below. You should read both this prospectus together with additional information under the heading “Where You Can Find More Information.”

The selling holders are offering to sell and seeking offers to buy our securities only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities.

WHERE YOU CAN FIND MORE INFORMATION

Our common stock is publicly held and as a result we are obligated to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public without cost at the SEC’s web site at www.sec.gov. In addition, our common stock has been approved for quotation on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, Washington D.C. 20006.

Our web address is http://www.immunomedics.com. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended, or Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

This prospectus is only part of the Registration Statement that we have filed with the SEC. As permitted by SEC rules, this prospectus does not contain all the information contained in the Registration Statement or the exhibits to the Registration Statement. You should refer to the Registration Statement and accompanying exhibits for more information about our company, our business and our business prospects, as well as about our securities.

The rules and regulations promulgated by the SEC allow us to incorporate by reference into this prospectus certain information that we have filed, or in some cases, will file after the date hereof, with the SEC. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. As permitted by these rules, in this prospectus we incorporate by reference the documents listed below:

(a)	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2003, as filed with the SEC on September 26, 2003;

(b)	Our definitive Proxy Statement on Schedule 14A, as filed with the SEC on October 24, 2003;

(c)	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2003, December 31, 2003 and March 31, 2004;

(d)	Our Current Reports on Form 8-K filed with the SEC on August 18, 2003, November 12, 2003, November 14, 2003, February 11, 2004, April 8, 2004 and May 12, 2004;

(e)	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 7, 1984, including any amendment or report filed for the purpose of updating such description;

(f)	The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on March 8, 2002, including any amendment or report filed for the purpose of updating such description; and

(g)	All of our filings pursuant to the Exchange Act after the date of the filing of the original Registration Statement and prior to the effectiveness of the Registration Statement.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act before the date our offering is terminated or complete are deemed to be incorporated by reference into, and to be a part of, this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting: the Investor Relations Department, c/o Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things: our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing diagnostic and therapeutic products; our ability to protect our proprietary technologies; patent infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally; and other factors discussed under the heading “Risk Factors” included in this prospectus and under the heading “Factors That May Affect Our Business and Results of Operations” in our Annual Report on Form 10-K for the year ended June 30, 2003, which is incorporated by reference into the Registration Statement of which this prospectus forms a part.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference in this prospectus might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

SUMMARY

This summary highlights information about Immunomedics, Inc. Because this is a summary, it may not contain all the information you should consider before investing in the securities offered hereby. You should read this entire prospectus carefully, including the risk factors listed under “Risk Factors” beginning on page 10 and under the heading “Factors That May Affect Our Business and Results of Operations” in our Annual Report on Form 10-K for the year ended June 30, 2003.

Immunomedics, Inc.

We are a biopharmaceutical company focused on the development, manufacture and marketing of monoclonal antibody-based products for the detection and treatment of cancer and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled form, or conjugated with radioactive isotopes, chemotherapeutics or toxins, in each case to create highly targeted agents. Using these technologies, we have built a broad pipeline of therapeutic product candidates that utilize several different mechanisms of action. A portfolio of intellectual property that includes 89 issued patents in the United States, and 294 other issued patents worldwide, protects our product candidates and technologies.

In addition to our therapeutic discoveries, our proprietary technologies have also enabled us to develop highly specific diagnostic imaging agents, one of which, CEA-Scan, has been approved in the United States, Canada and the European Union, where it is currently being marketed for the detection of colorectal cancers. Our second diagnostic product, LeukoScan, has been approved in Europe and Australia, where it is currently being marketed for the detection of bone infections. We have five additional diagnostic product candidates in pre-clinical or clinical development.

Therapeutic Product Candidates

We believe that each of our antibodies has therapeutic potential either when administered alone or when conjugated with therapeutic radioisotopes (radiolabeled), chemotherapeutics or other toxins to create unique and potentially more effective treatment options. The attachment of various compounds to the antibodies is intended to allow the delivery of these therapeutic agents to tumor sites with greater precision than conventional radiation therapy or chemotherapeutic approaches. This treatment method is designed to reduce the total exposure of the patient to the therapeutic agents, which ideally minimizes debilitating side effects. We are currently focusing our efforts on unlabeled, or “naked” antibodies, and antibodies conjugated with radioisotopes, such as Yttrium-90, sometimes referred to as Y-90, and Iodine-131, sometimes referred to as I-131. All of our therapeutic product candidates are “humanized” antibodies, which means that the portion of the antibody derived from mouse (murine) DNA sequences is generally less than 10%.

We currently have eight humanized antibody product candidates in clinical development. We also have a number of other product candidates that target other cancers and diseases in various stages of pre-clinical development, although it is too early to assess which of these, if any, will merit further evaluation in clinical trials.

The table below summarizes the status of our current therapeutic product candidates:

Product Candidate	Target	Status
IMMU-103 (unlabeled epratuzumab)	Non-Hodgkin’s Lymphoma	Phase II clinical trials completed; Phase III trials expected in 2004

IMMU-103 (unlabeled epratuzumab)	Autoimmune disease	Phase I clinical trials ongoing

IMMU-102 (epratuzumab-Y-90)	Non-Hodgkin’s B-cell lymphomas	Phase I/II clinical trials ongoing

IMMU-100 (unlabeled labetuzumab)	Colorectal and breast cancer	Phase I clinical trials completed

IMMU-101 (labetuzumab-Y-90)	Colorectal and pancreatic cancer	Phase I/II clinical trials ongoing

IMMU-111 (labetuzumab-I-131)	Metastatic colorectal cancer	Phase II clinical trials completed

Product Candidate	Target	Status
IMMU-105 (alpha-fetoprotein antibody- Y-90)	Liver cancer	Phase I/II clinical trials beginning

IMMU-106 (unlabeled CD20 antibody)	Non-Hodgkin’s lymphoma and autoimmune disease	Phase I/II clinical trials ongoing

IMMU-107 (PAM4 antibody-Y-90)	Pancreatic cancer	Phase I/II clinical trials beginning

IMMU-110 (CD74 antibody)	Multiple myeloma and renal cell carcinoma	Pre-clinical

IMMU-112 (RS7)	Prostate cancer	Pre-clinical

IMMU-113 (MN3)	Myeloid leukemia	Pre-clinical

IMMU-103 and IMMU-102

Our most advanced therapeutic product candidate, IMMU-103, is an unlabeled humanized antibody which targets an antigen, known as the CD22 marker, found on the surface of a certain class of lymphocytes, a type of white blood cell. This antibody also binds to the malignant forms of these cells that comprise non-Hodgkin’s B-cell lymphoma and acute and chronic lymphocytic leukemias. The clinical trials of IMMU-103, which involved more than 340 patients, demonstrated good safety, tolerability and anti-tumor activity.

In December 2000, we entered into a Development and License Agreement with Amgen, Inc., or Amgen, to license IMMU-103 in North America and Australia. Under this agreement, Amgen was responsible for the final clinical development, manufacture and commercialization of IMMU-103 for these markets. Amgen had conducted multiple clinical trials in North America and Australia with IMMU-103 for the treatment of non-Hodgkin’s lymphoma patients. In some of these trials, IMMU-103 was administered in combination with Rituxan®, the first therapeutic antibody approved for treating cancer in the United States, with reported sales in excess of $1.0 billion per year.

On November 11, 2003, we announced that we were engaged in discussions with Amgen regarding return of North American and Australian development rights for epratuzumab, our humanized CD22 monoclonal antibody therapeutic we licensed to Amgen in December 2000. Amgen returned to us all rights for epratuzumab on April 8, 2004. As part of the transaction, we issued to Amgen a five-year warrant to purchase 100,000 shares of our common stock at a price equal to $16.00 per share. Amgen may also be entitled to receive a cash payment from us under certain circumstances. See “—Recent Developments” below.

We have recently also begun the evaluation of IMMU-103 in patients with certain autoimmune diseases.

While the clinical results to date have been encouraging, we are not able to determine when, if ever, epratuzumab will be approved for sale in the United States or anywhere else. Even if it is approved, there can be no assurance that it will be commercially successful or that we will ever receive revenues equal to our financial investment in this product candidate.

We have been evaluating IMMU-102 in a Phase I/II clinical trial being conducted in the United States and Europe. This clinical trial is examining the safety and efficacy of IMMU-102 in patients with indolent or aggressive non-Hodgkin’s lymphoma who have had a relapse of disease following standard chemotherapy. We are encouraged by the results of these trials and we are in the process of expanding these studies.

IMMU-100, IMMU-101 and IMMU-111

We also have in development a solid tumor therapeutic product candidate that targets an antigen known as carcinoembryonic antigen, or CEA. The CEA antigen is abundant at the site of virtually all cancers of the colon and rectum and is associated with many other solid tumors, such as breast and lung cancers. Our humanized CEA antibody (hCEA) is in clinical testing both in unlabeled and radiolabeled forms. The unlabeled form is being tested in a Phase I dose-escalation trial in patients with colorectal or breast cancer. A Phase II trial has been completed in Europe for IMMU-111 (hCEA-I-131) in patients with proven or suspected metastatic colorectal cancer who failed chemotherapy. We believe that the initial results with IMMU-111 are encouraging, which convinced us to design a new trial that uses a more potent radioisotope, Yttrium-90. This Phase I/II trial with IMMU-101 (hCEA-Y-90) is currently ongoing in the United States in patients with advanced colorectal and pancreatic cancers, and is being expanded to investigational sites in Europe.

Other Therapeutic Product Candidates

We have recently begun the clinical evaluation of IMMU-105, a new humanized antibody labeled with Y-90, for the treatment of primary liver cancer. IMMU-105 binds to an antigen known as alpha-fetoprotein (AFP), which is commonly produced by primary liver tumors. We also are commencing clinical trials with IMMU-106 for the treatment of certain autoimmune diseases and non-Hodgkin’s lymphoma, and we have received approval from the Food and Drug Administration, or FDA, to begin clinical trials with IMMU-107 for pancreatic cancer therapy. In addition to these three product candidates, others in pre-clinical development include IMMU-110, which we believe may be an effective treatment for multiple myeloma and renal cell carcinoma, IMMU-112, which we believe may be an effective treatment for prostate cancer, and IMMU-113, which we believe may be an effective treatment for myeloid leukemia.

Diagnostic Imaging Products

Many of our proprietary technologies were originally conceived in the course of our developing improved cancer diagnostics. Today our diagnostic imaging products allow the localization of disease-specific antigens within a patient’s body using an antibody fragment bound to technetium-99m, which can then be visualized using conventional nuclear medicine equipment to reveal the presence, location and approximate size of the disease sites. While we continue to believe that the development of diagnostic imaging products that can complement our therapeutic pipeline will provide us with the means of diagnosing and staging disease, we are considering several options for the continued development of some of our imaging products, including partnering, in order to allow us to better focus on the development of our therapeutic product candidates.

The table below summarizes the status of our diagnostic imaging products and product candidates:

Product Candidate	Target	Status
CEA-Scan	Colorectal cancer	Approved for sale in the United States, Canada and Europe

LeukoScan	Osteomyelitis	Approved for sale in Europe and Australia

LymphoScan	Non-Hodgkin’s B-cell lymphomas	Phase III clinical trials

AFP-Scan	Liver cancer	Phase II clinical trials

ProstaScan	Prostate cancer	Pre-clinical

MelanomaScan	Malignant melanoma	Pre-clinical

MyelomaScan	Multiple myeloma	Pre-clinical

CEA-Scan

The mouse monoclonal anti-CEA antibody fragment in CEA-Scan is the diagnostic counterpart to IMMU-100, our humanized antibody described above. It is directed against CEA, which is an antigen associated with virtually all cancers of the colon and rectum as well as many other cancers. We have received approval from the applicable regulatory agencies in the United States, the European Union, Canada and certain other countries to market and sell CEA-Scan. We are conducting Phase IV clinical trials in the United States to evaluate this product for repeated administration in colorectal cancer patients.

LeukoScan

LeukoScan uses a mouse monoclonal antibody fragment that first targets and then binds to a type of white blood cell known as a granulocyte. These cells are associated with a potentially wide range of infectious and inflammatory diseases. We have received regulatory approval to market and sell LeukoScan for the detection and diagnosis of bone infection (osteomyelitis) in long bones and in diabetic foot ulcer patients in the European Union and Australia. In addition, we have filed an application with the FDA and the comparable regulatory agency in Canada for approval to market LeukoScan for osteomyelitis as well as for acute, atypical appendicitis. The FDA had advised us that our data are not sufficient to support approval for these indications. We are not pursuing approval for this indication in the United States at this time, as we continue to focus our resources on the development of our therapeutic product candidates.

Recent Developments

On April 8, 2004, pursuant to a termination agreement between Amgen and us, Amgen returned to us all rights for epratuzumab, our humanized CD22 monoclonal antibody therapeutic we licensed to Amgen in December 2000, including rights to second generation molecules and conjugates.

As part of the transaction, we issued to Amgen a five-year warrant to purchase 100,000 shares of our common stock at a price equal to $16.00 per share. If epratuzumab is approved for commercialization in the United States for non-Hodgkin’s lymphoma therapy, we will pay to Amgen a final cash payment in the amount of $600,000. There are no other financial obligations between the parties as a result of the termination agreement.

We filed a current report on Form 8-K announcing this information on April 8, 2004. A copy of the warrant we issued to Amgen will be filed as an exhibit to an amendment to the Registration Statement of which this prospectus forms a part or an exhibit to a filing with the SEC under the Exchange Act that will be incorporated by reference into this prospectus.

General Corporate Information

We were incorporated in Delaware in 1982. Our principal offices are located at 300 American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200. In addition to our majority-owned subsidiary, IBC Pharmaceuticals, Inc., we also have two foreign subsidiaries, Immunomedics B.V. in The Netherlands and Immunomedics GmbH in Darmstadt, Germany, to assist us in managing sales and marketing efforts and coordinating clinical trials in Europe. Our web address is www.immunomedics.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

The Offering

Issuer	Immunomedics, Inc., a Delaware corporation.

Selling Holder	SF Capital Partners Ltd. (see “Selling Holders”).

Notes Offered	$10.0 million aggregate principal amount of 3.25% convertible senior notes due January 12, 2006.

Issue Price	The notes were issued at a price of 100.5% of their principal amount, which is $1,050 per note.

Maturity Date	January 12, 2006, unless earlier converted by the holder or repurchased by us at the holder’s option upon a designated event.

Ranking

The notes are our general unsecured obligations, ranking on parity in right of payment with all our existing and future unsecured senior indebtedness, and senior in right of payment with all our future subordinated indebtedness. The notes are effectively subordinated to any of our secured senior indebtedness, including our debt to the New Jersey Economic Development Authority, to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries.

Interest

The notes bear interest at a fixed annual rate of 3.25% to be paid semiannually in arrears in cash or stock (at our election) every January 12 and July 12 of each year, beginning on July 12, 2004. Interest will be computed semi-annually on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights

Holders may convert the notes at any time prior to maturity. The notes will have an initial conversion rate of 164.2036 shares of common stock per $1,000 principal amount of notes converted, which represents an initial conversion price of $6.09 per share. The conversion rate, and thus the conversion price, are subject to adjustment under certain circumstances. See “Description of the

Notes—Conversion Rate Adjustments.” Upon conversion, a holder will receive common stock (valued at the conversion price) for any accrued and unpaid interest or additional amounts, if any.

Sinking Fund	None.

Optional Redemption by Us	None.

Designated Events;

Redemption of Notes at

Holder’s Option

Upon the occurrence of a designated event, as described in this prospectus, including a change of control of our company, holders of the notes may require us to repurchase all or part of their notes at a price equal to 103% of the principal amount of the notes being repurchased plus accrued and unpaid interest and additional interest, if any, payable in cash. See “Description of the Notes—Purchase of Notes at a Holder’s Option Upon a Designated Event.”

Dilution Protection

Adjustments may be made to the conversion rate and conversion price of the notes upon the occurrence of any dilutive event, including, but not limited to, stock splits, subscription rights, cash dividends and spin-offs.

Registration Rights

If the Registration Statement of which this prospectus forms a part is not declared effective by July 19, 2004, or if we fail to keep available the Registration Statement for purposes of effecting registered resales of the notes and common stock issuable upon conversion of the notes for specified time periods, liquidated damages will be payable on the notes. See “Description of the Notes—Registration Rights.”

Absence of a Public Market

The notes are new securities and there is currently no established market for the notes. We cannot assure holders that any active or liquid market will develop for the notes. The notes will not be eligible for trading on the PORTAL market.

Use of Proceeds	We will not receive any proceeds from the sale by any selling holder of the notes or the shares of common stock issued upon any conversion of the notes. See “Use of Proceeds.”

Lock-up Agreements

We have agreed not to offer or sell any shares of common stock or debt securities for a period of 90 days from the date of the notes offering without the prior written consent of the current holder of the notes. In addition, we have agreed that we will not purchase any shares of common stock during a period of 90 days from date of the notes offering without the prior written consent of the current holder of the notes.

RISK FACTORS

Investing in our securities is very risky. Before making an investment decision, you should carefully consider the following risk factors, as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement, including, without limitation, the factors listed under the heading “Factors That May Affect Our Business and Results of Operations” in our Annual Report on Form 10-K for the year ended June 30, 2003. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. You should be able to bear a complete loss of your investment. See “Special Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business and Operations

We have a long history of operating losses that are likely to be substantial over the next several years.

From our inception in 1982 until December 31, 2003, we had an accumulated deficit of approximately $135.9 million and have never earned a profit in any fiscal year. In the absence of increased revenues from the sale of current or future products and licensing activities (the amount, timing, nature or source of which cannot be predicted), our losses will continue as we continue to conduct our research and development activities. These activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, our operating losses are likely to be substantial over the next several years.

Although the development rights to epratuzumab, our leading product candidate, have been returned to us, there can be no assurance that epratuzumab will be approved for sale in the United States or that, if approved, it will be commercially successful.

On November 11, 2003, we announced that we were engaged in discussions with Amgen regarding return of North American and Australian development rights for epratuzumab, our humanized monoclonal antibody therapeutic candidate that we licensed to Amgen in December 2000. Although Amgen returned to us all rights relating to epratuzumab on April 8, 2004, we are not able to determine when, if ever, epratuzumab will be approved for sale in the United States or anywhere else. Moreover, even if epratuzumab is approved, there can be no assurance that it will be commercially successful or that we will ever receive revenues equal to our financial investment in this product candidate.

Additional Risks Related to Our Business, Industry and an Investment in our Securities

Please carefully consider the risk factors described in our periodic reports filed with the SEC, including in the section entitled “Factors That May Affect Our Business and Results of Operations” in our Annual Report on Form 10-K for the year ended June 30, 2003, which is incorporated by reference in this prospectus.

Risks Related to Our Outstanding Convertible Senior Notes

We are not currently generating sufficient cash flow to pay interest on our outstanding Convertible Senior Notes.

On January 20, 2004, we completed a $10.0 million financing of Convertible Senior Notes, which are due on January 12, 2006. The notes bear interest at a fixed annual rate of 3.25% to be paid semiannually in arrears in cash or stock at our option. A holder of notes may convert the notes at any time prior to the maturity date into shares of our common stock at a conversion price of $6.09 per share. The holders have a six-month option to purchase up to an additional $3.0 million of notes. Currently, we are not generating sufficient cash flow to satisfy the semiannual debt service payments that will be required as a result of the consummation of the sale of the notes. This may require us to use a portion of the proceeds from the sale of the notes to pay interest on the notes or borrow additional funds or issue additional equity to meet our debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

We increased our outstanding indebtedness by issuing the notes, which may increase our costs and make it more difficult to obtain additional financing.

As of March 31, 2004, we had approximately $15.4 million in long-term debt, including $10.0 million from the sale of the notes. Our indebtedness will impact us by:

•	making it more difficult for us to make payments on the notes;

•	significantly increasing our interest expense and related debt service costs;

•	making it more difficult to obtain additional financing for working capital, capital expenditures, debt service requirements or other purposes; and

•	constraining our ability to react quickly in an unfavorable economic climate.

The notes are subordinated to certain existing secured debt and rank equal or senior to future debt.

The notes are senior, unsecured debt and rank equally with our existing and future senior unsecured debt. The notes are subordinate to our secured indebtedness relating to our bond financing with the New Jersey Economic Development Authority. As of March 31, 2004, our indebtedness in connection with the New Jersey Economic Development Authority was approximately $5.4 million and we had no senior unsecured debt other than the notes. We have contractually agreed in the indenture not to incur any future indebtedness that ranks senior to the notes. We have also contractually agreed in the indenture not to incur any future indebtedness greater then $10,000,000 which has a maturity date on or prior to January 12, 2007 and which ranks equally with the notes.

In the event of our insolvency, funds derived from the liquidation of the collateral security will be used to pay the holders of our senior secured debt in full. As a result, we may not have remaining funds sufficient to fully pay our senior unsecured debt, our unsecured trade debt and any subordinate debt. In addition, the holders of our senior secured indebtedness may, under certain circumstances, restrict or prohibit us from making payments on the notes.

Our ability to repurchase notes, if required, may be limited.

In certain circumstances involving a change of control, each holder of notes may require us to repurchase some or all of the holder’s notes. We may not have sufficient financial resources at such time and we may not be able to arrange financing to pay the repurchase price of the notes. Our ability to repurchase the notes in such event may be limited by law, the indenture, by the terms of other agreements relating to our senior debt and as such indebtedness and agreements may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior debt in order to make such payments.

DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

(in thousands)

The following table sets forth our historical deficiency of earnings available to cover fixed charges for each of our five most recent fiscal years ended June 30, 2003, the six-months ended December 31, 2003, and our pro forma deficiency of earnings available to cover ratio of earnings to fixed charges for the six-months ended December 31, 2003. The “pro forma” information for the six-months ended December 31, 2003, reflects our issuance of $10,000,000 of 3.25% Convertible Senior Notes due January 12, 2006.

	Pro Forma Six-Months Ended December 31,	Six-Months Ended December 31,	Year ended June 30
	2003	2003	2003	2002	2001	2000	1999
Deficiency of earnings available to cover fixed charges(1)(2)	$(10,414)	$(10,414)	$(8,642)	$(4,952)	$(5,554)	$(9,636)	$(11,279)

(1)	Earnings were inadequate to cover fixed charges. We need additional earnings, as indicated by the deficiency of earnings available to cover fixed charges for each of the periods presented above, to achieve a ratio of earnings to fixed charges of 1.0x.
(2)	The deficiency of earnings available to cover fixed charges is computed by subtracting fixed charges from earnings before income taxes and minority interest plus fixed charges. Fixed charges consists of interest expense, estimated interest within rental expense and preferred stock dividends.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling holder of the notes or the shares of common stock issued upon any conversion of the notes.

DESCRIPTION OF THE NOTES

The notes were issued under an indenture between us and The Bank of New York, as trustee, dated January 20, 2004. Copies of the indenture, note, registration rights agreement and purchase agreement are filed with the SEC as exhibits to the Registration Statement of which this prospectus forms a part.

The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these notes.

For purposes of this section of the prospectus, “Immunomedics,” “we,” “our” and “us” each refers only to Immunomedics and not to any existing or future subsidiary.

General

The notes are obligations of Immunomedics and are convertible into our common stock as described under “Conversion Rights” below. The notes were issued in an aggregate principal amount of $10,000,000 and will mature on January 12, 2006. The holders of the notes have an option to purchase an additional $3,000,000 principal amount of notes having the same terms as the initial notes, including, without limitation, the same conversion price, on or before July 12, 2004.

The notes bear interest at the rate of 3.25% per year from the date of issuance. Interest is payable semi-annually in cash or stock (at our election) on July 12 and January 12 of each year, commencing July 12, 2004, to holders of record at the close of business on the preceding June 1 and December 1, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, or purchase of the notes by us at the option of a holder, interest will cease to accrue on the note in accordance with the terms and conditions of the indenture.

The notes are our general unsecured obligations, ranking on parity in right of payment with all our existing and future unsecured senior indebtedness, and senior in right of payment with all our future subordinated indebtedness. The notes are effectively subordinated to any of our secured senior indebtedness to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries.

The notes are new securities and there is currently no established market for the notes. We cannot assure holders that any active or liquid market will develop for the notes. We intend to use the net proceeds of the notes for working capital and other general corporate purposes.

Payment at Maturity

Each holder of notes shall be entitled to principal and any accrued and unpaid interest and additional interest to, but not including, the maturity date. The notes will be payable at the office of the indenture trustee, the Bank of New York, which initially will be the principal corporate trust office of the trustee currently located at 101 Barclay Street, Fl. 8W, New York, New York 10286.

Interest

The notes bear interest at a rate of 3.25% per year from January 12, 2004. We will pay interest semi-annually, in arrears, on July 12 and January 12 of each year, beginning on July 12, 2004, to the holders of record on the preceding June 1 and December 1, respectively. We may elect to pay interest in shares of our registered or unregistered common stock.

Interest generally will be computed on the basis of a 360-day year comprising twelve 30-day months. If a payment date is not a business day, payment will be made on the next succeeding business day, and no additional interest will accrue thereon.

Conversion Rights

General

A holder will have the right, at its option, to convert its outstanding notes, or a portion of its notes, into shares of our common stock at any time prior to maturity at a conversion rate of 164.2036 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $6.09 per share). A holder may convert only in denominations of $1,000 principal amount and whole multiples thereof. The conversion price is subject to adjustment as described below.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occur:

(1) we issue to all holders of our common stock shares of our common stock as a dividend or distribution on our common stock;

(2) we subdivide or combine our outstanding shares of common stock;

(3) we issue to all or substantially all holders of our common stock certain rights or warrants entitling them for a period of 60 calendar days or less to subscribe for or purchase our common stock, or securities convertible into or exchangeable or exercisable for our common stock, at a price per share, or a conversion, exchange or exercise price per share, less than the sale price on the business day immediately preceding the announcement of such issuance, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) we distribute to all or substantially all holders of our common stock shares of our capital stock, evidences of our indebtedness or other non-cash assets or rights or warrants, but excluding:

•	dividends or distributions listed in clause (1) above;

•	rights or warrants listed in clause (3) above;

•	dividends and distributions in connection with a reclassification, consolidation, merger, binding share exchange, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph; and

•	dividends or distributions paid exclusively in cash as referred to in clause (5) below;

(5) we make any cash distribution to all or substantially all holders of our common stock, including any quarterly cash dividends; and

(6) we or one of our subsidiaries make purchases of our common stock pursuant to a tender offer or exchange offer for our common stock.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or binding share exchange involving us; or

•	a sale or conveyance to another person of all or substantially all of the properties and assets of Immunomedics,

in which holders of our outstanding common stock would be entitled to receive capital stock, other securities, other property, assets or cash for their common stock, upon conversion of a holder’s notes, such holder will generally be entitled to receive the same types (and in the same proportions) of consideration which such holder would have been entitled to receive if such holder had converted the notes into our common stock immediately prior to any of these events.

To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 calendar days if our board of directors determines that such an increase would be in our best interest. Any such determination by our board of directors will be conclusive. We may also increase the conversion rate if our board of directors deems it advisable to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of common stock or similar event. We are required to give at least 15 calendar days’ prior notice to the holders of the notes of any such increase in the conversion rate.

Subordination

The notes are unsecured obligations and are subordinated in right of payment, as provided in the indenture, to the prior payment in full of all of our existing and future senior debt.

The indebtedness of Immunomedics arising under or in connection with the indenture and every outstanding security issued under the indenture from time to time constitutes and shall constitute a senior unsecured general obligation of Immunomedics, ranking equally with other existing and future senior unsecured indebtedness of Immunomedics and ranking senior in right of payment to any future indebtedness of Immunomedics that is expressly made subordinate to the securities by the terms of such indebtedness; provided, however, that the indebtedness of Immunomedics arising under or in connection with the indenture and every outstanding security issued under this indenture from time to time shall be subordinate to the those certain bonds issued in connection with our bond financing with the New Jersey Economic Development Authority which as of December 31, 2003, had an outstanding principal amount of $5,738,000.

The indenture prohibits us or any of our subsidiaries from incurring any indebtedness in an aggregate amount greater than $10,000,000 which has a maturity date at or prior to January 11, 2007 and which ranks equally with our indebtedness with respect to the notes.

Purchase of Notes at a Holder’s Option Upon a Designated Event

If a designated event (as defined below) occurs, a holder will have the right to require us to purchase for cash all of its notes or any portion that is equal to $1,000 or a multiple of $1,000, at a purchase price equal to 103% of the principal amount plus any accrued but unpaid interest to, but not including, the purchase date.

A “designated event” will be deemed to have occurred at such time after the original issuance of the notes when any of the following occurs:

(1) a person or group becomes a beneficial owner of more than 50% of our outstanding voting stock;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election to our board of directors or whose nomination for election by our stockholders, was approved by a vote of at least 66-2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office;

(3) we consolidate with or merge with or into another company or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to another company, or any corporation consolidates with or merges into or with us, in any such event pursuant to a transaction in which our outstanding voting stock is changed into or exchanged for cash, securities or other property other than any such transaction where our outstanding voting stock is not changed or exchanged at all or where our outstanding voting stock is changed or exchanged for cash, securities and other property (other than an equity interest in the surviving corporation) and our stockholders own more than 50% of the surviving corporation following the transaction;

(4) we or certain of our subsidiaries, under certain circumstances as set forth in the indenture, are liquidated or dissolved or adopt a plan of liquidation or dissolution; or

(5) our common stock ceases to be quoted on the Nasdaq National Market or listed on a national securities exchange or traded on an established automated over-the-counter trading market in the United States.

Consolidation, Merger and Sale of Substantial Assets

The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any person or group of affiliated persons, unless:

(1) either (a) Immunomedics shall be the continuing corporation or (b) the person (if other than Immunomedics) formed by such consolidation or into which we are merged or the person that acquires by sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our properties and assets (the “surviving entity”) shall be a corporation, a limited liability company, limited partnership, partnership, trust or other entity duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia (even if a subsidiary of a foreign entity) and such person assumes, by a supplemental indenture in a form reasonably satisfactory to the trustee and a supplemental agreement, all of our obligations under the notes, the indenture and the registration rights agreement;

(2) immediately before and immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing; and

(3) if a supplemental indenture is to be executed, we shall have delivered, or caused to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, lease or other transaction and the supplemental indenture in respect thereto comply with the provisions of the indenture and that all conditions precedent provided for in the indenture relating to such transaction have been satisfied.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which we are not the continuing corporation, the successor person formed or remaining shall succeed to, and be substituted for, and may exercise every of our rights and powers and we shall be discharged from our obligations under the notes, the indenture and the registration rights agreement.

This covenant includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under New York law, which governs the indenture and the notes, or under the laws of Delaware, our state of incorporation. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, assignment, conveyance, transfer, lease or other disposition of less than all of the properties and assets of Immunomedics may be uncertain.

Events of Default

Each of the following constitutes an event of default under the indenture:

(1) we default in the payment of the principal amount of a note when it becomes due and payable, whether at its maturity or by declaration of acceleration;

(2) we default in the payment of any accrued and unpaid interest on any security (inclusive of any additional interest) in each case, when due and payable, and such default continues for a period of 30 days;

(3) we fail to convert any portion of the principal amount of any note following the exercise by a holder of the right to convert the note into common stock pursuant to and in accordance with the indenture;

(4) we default in our obligation to purchase any security, or any portion thereof, upon the exercise by a holder of his right to require us to purchase such securities pursuant to and in accordance with the indenture;

(5) we default in our obligation to provide notice in the event of a designated event in accordance with the indenture;

(6) we default in the performance, or breach, of any covenant or agreement under the indenture (other than those described in the preceding clauses 1-5) and such default or breach shall continue for a period of 60 days after written notice has been given, by certified mail;

(7) we default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any of our (or our subsidiaries’), indebtedness as set forth in the indenture;

(8) we (or any of our subsidiaries) fail to pay final judgments not covered by insurance aggregating in excess of $7.5 million, which judgments are not paid, discharged or stayed for a period of 60 calendar days; or

(9) we, or in certain circumstances, as set forth in the indenture, one of our subsidiaries, goes into bankruptcy, insolvency or reorganization, and involuntary proceedings remain unstayed for 60 days.

If an event of default other than that specified in clause (9) above occurs and is continuing, then the principal of all the notes may be declared due and payable in the manner and with the effect provided in the indenture. If an event of default occurs pursuant to clause (9) above, the principal of all notes shall become due and payable immediately without any declaration or other act on the part of the trustee or any holder, all as and to the extent provided in the indenture.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

Modification and Waiver

Modification Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the notes) may not be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change (in addition to the written consent or the affirmative vote of the holders of a majority in aggregate principal amount of the notes at the time outstanding) to:

(1) change the maturity of any note or the payment date of any installment of interest or additional interest, if any, payable on any notes;

(2) reduce the principal amount or repurchase price of, or interest or additional interest, if any, on, any note;

(3) change the currency of payment of principal or repurchase price of, or interest or additional interest, if any, on, any note;

(4) impair or adversely affect the manner of calculation or rate of accrual of interest or additional interest, if any, on any note;

(5) impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

(6) impair or adversely affect the conversion rights or repurchase rights of any holders of notes;

(7) impair or adversely affect the right of a holder of notes to require us to purchase the note upon the occurrence of a designated event;

(8) reduce the percentage in aggregate principal amount of notes outstanding required to modify or amend the indenture; or

(9) reduce the percentage in aggregate principal amount of notes outstanding required to waive past defaults.

Modifications Requiring Majority Approval

The indenture (including the terms and conditions of the notes) may be modified or amended in any manner other than those requiring unanimous consent as described above, upon the written consent or affirmative vote of the holders of a majority in aggregate principal amount of the notes at the time outstanding.

Modifications Requiring No Approval

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee without the consent of the holder of any note to:

(1) add to our covenants for the benefit of the holders of notes;

(2) surrender any right or power conferred upon us;

(3) provide for conversion rights of holders of notes in the event of any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets;

(4) provide for the assumption of our obligations to the holders of notes in the event of a merger, consolidation, sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our assets;

(5) increase the conversion rate; provided, that the increase will not adversely affect the interests of the holders of notes;

(6) comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7) make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect;

(8) cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture or make any other provision with respect to matters or questions arising under the indenture that we may deem necessary or desirable and is not inconsistent with provisions of the indenture; provided, that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect;

(9) evidence and accept the appointment of a new trustee; and

(10) add or modify any other provisions with respect to matters or questions arising under the indenture that we and the trustee may deem necessary or desirable and that will not adversely affect the interests of the holders of notes.

The consent of the holders of notes is not necessary under the indenture to approve the particular form of any proposed modification or amendment. It is sufficient if such consent approves the substance of the proposed modification or amendment. After a modification or amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such modification or amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the modification or amendment.

Waivers

The consent of the holders of a majority in aggregate principal amount may waive an event of default except for certain waivers which require the unanimous consent of all holders.

Registration Rights

Some of the registration rights provided for the benefit of the holders of the notes in the registration rights agreement are summarized below. We have agreed, at our expense, to:

•	use our reasonable best efforts to cause the shelf registration statement of which this prospectus forms a part to be declared effective by the SEC as promptly as is practicable, but in no event later than 180 calendar days after the first date of original issuance of the notes (i.e., July 19, 2004); and

•	use our reasonable best efforts to keep the shelf registration statement effective until the earliest of:

•	two years after the last date of original issuance of any of the notes;

•	the date on which the holders of the notes and common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction in accordance with the volume limitation provisions of Rule 144(e) under the Securities Act;

•	the date when all of the notes and common stock issuable upon conversion of the notes of those holders that complete and deliver the selling security holder election and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with such shelf registration statement; or

•	the date when all of the notes and common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

We also agreed to:

•	provide to each holder for whom a shelf registration statement was filed copies of the prospectus that is a part of such shelf registration statement;

•	notify each such holder when a shelf registration statement has become effective by means of a public announcement in a newspaper of general circulation, and in writing to any holders who request such notification; and

•	take certain other actions as are required to permit unrestricted resales of the notes and common stock issuable upon conversion of the notes.

Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to the holder (including certain indemnification rights and obligations).

We may suspend the holders’ use of the prospectus for a period not to exceed 45 calendar days in any 90 calendar day period, and not to exceed an aggregate of 90 calendar days in any 360 calendar day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we determine in good faith that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

If the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period, for an additional period from 30 to 60 calendar days, provided that the suspension period, including all extensions does not exceed 120 calendar days in any 360 calendar day period.

Prior to the resale of notes or common stock issued upon conversion of the notes, each selling security holder will be required to deliver to the trustee and us a notice of such sale in a form which can be obtained from us upon request. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling holder and the aggregate principal amount of the notes and/or number of shares of our common stock owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

If a registration default occurs, we will be required to pay additional interest at the rate of 6% per annum in cash until such time that such default is cured. A registration default shall include the following:

•	the shelf registration statement is not filed with the SEC on or prior to 90 calendar days after the first date of original issuance of the notes;

•	the shelf registration statement has not been declared effective by the SEC on or prior to 180 calendar days after the first date of original issuance of the notes;

•	the shelf registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of notes and common stock issuable upon conversion of the notes and we do not cause the shelf registration statement to become effective or usable within five business days by filing a post-effective amendment, prospectus supplement or report pursuant to the Exchange Act;

•	if applicable, we do not terminate any suspension period and extensions within the maximum periods of time described above; or

•	subsequent to the effectiveness of the initial registration statement, we shall fail to comply with our obligation to name in the prospectus, as a selling holder, a holder of notes and common stock issuable upon conversion of the notes who has returned a completed and signed election and questionnaire.

If a holder converts some or all of its notes into common stock during the occurrence of a registration default, the holder will not be entitled to receive additional interest on such common stock, but will receive 103% of the number of shares of our common stock the holder receives upon conversion. We will have no other liability for monetary damages with respect to any of our registration obligations.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent after the notes have become due and payable, whether at maturity or any repurchase date, cash sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Form, Denomination, Registration and Legends

The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000. Prior to resale under this prospectus, certificates evidencing the notes will bear a restrictive legend as described in the indenture.

Governing Law

The indenture, the notes and the registration rights agreement will be governed by, and construed in accordance with, the law of the State of New York.

Information Regarding the Trustee

The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent and registrar with regard to the notes. American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Lock-Up Agreements

We have agreed not to offer or sell any shares of common stock or debt securities on or prior to April 11, 2004, without the prior written consent of the current holder of the notes. In addition, we have agreed that we will not purchase any shares of common stock prior to April 11, 2004, without the prior written consent of the current holder of the notes.

DESCRIPTION OF COMMON STOCK

Under our certificate of incorporation, as amended to date, we are authorized to issue up to 70,000,000 shares of common stock, $0.01 par value per share. As of July 14, 2004, 49,894,943 shares of common stock were issued and outstanding. The following description of our common stock and provisions of our 2002 Shareholder Rights Plan, certificate of incorporation and bylaws are only summaries, and we encourage you to review complete copies of these documents, which are exhibits to the Registration Statement of which this prospectus is a part.

Dividends, Voting Rights and Liquidation

Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Stockholder Rights Plan

In February of 2002, our board of directors made the decision to concurrently redeem all outstanding stockholder rights under our 1998 Stockholder Rights Plan, and declare a dividend of one new right pursuant to our 2002 Stockholder Rights Plan adopted by the board of directors. Our stockholder rights plan is designed to protect our company and its stockholders against unfair or coercive takeover tactics. It accomplishes this goal by making it more costly, and thus more difficult, to gain control of us without the consent of our board of directors.

The 2002 Stockholder Rights Plan authorized the distribution of one “right” as a dividend on each outstanding share of our common stock to each holder of record on March 15, 2002. Each right entitles the registered holder to purchase from us one one-thousandth (1/1,000) of a share of our Series G Junior Participating Preferred Stock, par value $0.01 per share, at a price of $150.00 per one one-thousandth of a Preferred Share, subject to adjustment. The 2002 Stockholder Rights Plan provides that if a third party acquires more than 15% of our common stock without the prior approval of our board of directors, all of our stockholders (other than the acquiring party) will be entitled to buy either shares of a special series of our preferred shares, or shares of our common stock with a market value equal to double the exercise price for each right they hold. Under these circumstances, the board of directors may instead allow each such right (other than those held by the acquiring party) to be exchanged for one share of our common stock. The exercise or exchange of these rights would have a substantial dilutive effect on the holdings of the acquiring party. Our board of directors retains the right at all times to discontinue the 2002 Stockholder Rights Plan through redemption of all rights, or amend the 2002 Stockholder Rights Plan in any other respect. The rights will expire on March 1, 2012, unless such date is extended or unless we earlier redeem the rights, in each case as described in the 2002 Stockholder Rights Plan.

Delaware Law and Certain Certificate of Incorporation and By-Law Provisions

The provisions of Delaware law and of our certificate of incorporation and by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of Immunomedics.

Business Combinations. We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Limitation of Liability; Indemnification. Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate our right or the right of any shareholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Stockholders Rights Plan. We have adopted a stockholder rights plan, as discussed above under the caption “Stockholder Rights Plan.”

DESCRIPTION OF U.S. TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the notes and of the common stock into which the notes may be converted. This discussion applies only to notes:

•	purchased by initial holders who purchase notes at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money; and

•	held as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge, straddle or conversion transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations. This summary does not discuss the possible consequences of non-income taxes (such as estate tax) or of any state, local, foreign, or other income tax laws.

U.S. Federal Income Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a court within the United States and all substantial decisions of’ which are controlled by one or more United States persons, as defined in Section 7701(a)(30) of the Code, or any other trust that has properly elected under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

Stated interest paid on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder’s method of accounting for federal income tax purposes.

lf, however, the “stated redemption price at maturity” of the notes (generally, the sum of all payments required under the note other than payments of stated interest) exceeds their issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in gross income as original issue discount, as it accrues, in accordance with a constant-yield method based on a compounding of interest, prior to the receipt of cash payments attributable to this income.

We may be required to pay additional interest in the event of a registration default. See “Description of the Notes—Registration Rights.” Although the matter is not free from doubt, we intend to take the position that the payment of additional amounts is a “remote” or “incidental” contingency and that these additional amounts should be taxable as ordinary interest income at the time they are received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. It is possible, however, that the Internal Revenue Service (the “IRS”) may take a different position, in which case a U.S. Holder might recognize income at different times and in different amounts than would otherwise be the case.

Sale, Exchange, Redemption or Retirement of the Notes

Upon the sale, exchange, redemption or retirement of a note (other than a conversion into common stock), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the Holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest. Amounts attributable to accrued and unpaid interest are treated as interest. Gain or loss realized on the sale, exchange, redemption or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption or retirement the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion Into Common Stock

A U.S. Holder’s conversion of a note into common stock will not be a taxable event, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis attributable to the fractional share, as described in the next paragraph), and the fair market value of common stock received with respect to accrued and unpaid interest will be taxed as a payment of interest.

A U.S. Holder’s tax basis in common stock received upon a conversion of a note will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share and increased, for a cash method U.S. Holder, by the amount of income recognized with respect to accrued interest. The U.S. Holder’s holding period for the common stock received will include the Holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued and unpaid interest will commence on the day after the date of conversion.

Constructive Dividends

The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code, adjustments to the conversion price that increase a U.S. Holder’s proportionate share of our assets or earnings may in certain circumstances result in a constructive dividend that would be taxable to such U.S. Holder to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Generally, an increase in the conversion ratio pursuant to a bona-fide reasonable formula that has the effect of preventing the dilution of the interest of U.S. Holders in the notes will not be considered to result in a constructive dividend. Certain adjustments provided in the notes, however, will not qualify as being pursuant to a reasonable formula (including, without limitation, adjustments to the conversion price of the notes in connection with dividends to our stockholders). If such adjustments are made, a U.S. holder will, to the extent of our current and accumulated earnings and profits, be deemed to have received a constructive dividend even though such U.S. Holder has not received any cash or property as a result of the adjustment. In addition, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to a constructive dividend to U.S. Holders of common stock.

Dividends on Common Stock

Generally, a distribution by us with respect to our common stock will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common stock, and thereafter as gain from the sale or exchange of such common stock. Certain U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of dividend income. U.S. Holders that are corporations may be eligible for a dividend-received deduction in respect of a dividend distribution by us.

Sale or Other Taxable Dispositions of Common Stock

Upon the sale or other taxable disposition of our common stock, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange, and (ii) such U.S. Holder’s adjusted tax basis in the common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year at the time of sale or disposition. Certain U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder will be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise to establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more during a calendar year but is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of the notes or common stock,

Payments on the Notes

Subject to the discussion below concerning backup withholding, payments of principal and interest (including original issue discount, if any) on the notes by us or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest:

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation, as defined in the Code, related, directly or indirectly, to us through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below.

Certification Requirement

Interest with respect to a note will not be exempt from withholding tax unless the beneficial owner of the note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person.

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above), except that the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including, in the case of corporations, the possible imposition of a 30% (or lower applicable treaty rate) branch profits tax.

Payments of interest on the notes that do not meet the foregoing requirements generally will be subject to U.S. federal withholding tax at a rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met).

Sale, Exchange or Other Disposition of Notes or Shares of Common Stock

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized on a sale or other disposition of notes or common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States; or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and either (1) the common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs; or (2) the Non-U.S. Holder held more than five percent of our outstanding common stock at some point during the five-year period described above.

We do not believe that we are, and we do not anticipate becoming, a U.S. real property holding corporation.

Conversion into Common Stock

A Non-U.S. Holder’s conversion of a note into common stock will not be a taxable event. However, to the extent that a Non-U.S. Holder receives cash in lieu of a fractional share upon conversion, any gain upon the receipt of cash would be subject to the rules described above regarding the sale or exchange of common stock.

Dividends

Dividends (including deemed dividends on the notes described above under “Tax Consequences to U.S. Holders—Constructive Dividends”) paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on the notes and dividends on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and common stock and the Non-U.S. Holder may be subject to U.S. backup withholding tax on payments on the notes or on dividends or the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well, The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Recently Enacted Tax Legislation

Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, the “2003 Act”, the maximum rate of U.S. federal income tax on dividends received from a domestic corporation (or a “qualified” foreign corporation) received by an individual who is a U.S. citizen or resident alien generally is reduced to 15%. However, such reduction in the maximum rate of U.S. federal income tax on eligible dividends distributed by domestic corporations does not apply to nonresident alien individuals, unless such dividend income is effectively connected with the conduct of a trade or business within the United States. Rather, in the case of eligible dividends distributed by domestic corporations that are not so effectively connected, such nonresident aliens will remain subject to U.S. federal withholding taxes at a flat rate of 30% (unless such rate is otherwise reduced under an applicable treaty). The reduced maximum rate of U.S. federal income tax with respect to eligible dividends applies to such dividends received from January 1, 2003 through December 31, 2008.

In addition, in the case of individuals, the 2003 Act generally reduces the maximum rate of U.S. federal income tax applicable to long-term capital gains from 20% to 15%. In contrast to the reduction in the maximum rate of U.S. federal income tax on eligible dividends, the reduction in the maximum rate applicable to long-term capital gains is not retroactive to January 1, 2003, but instead applies to long-term capital gains recognized after May 6, 2003. Thus, many individuals will find that their capital gains tax for 2003 must be computed under certain transitional rules. The reduction in the maximum rate applicable to long-term capital gains is scheduled to “sunset” with respect to taxable years beginning after December 31, 2008. A nonresident alien individual will be entitled to claim the benefit of such rate reduction with respect to long-term capital gains that are subject to U.S. federal income taxation by reason of being effectively connected (or being deemed effectively connected) with the conduct of a U.S. trade or business (or, if required under an applicable treaty, attributable to a permanent establishment).

SELLING HOLDERS

The notes were originally issued by us in January of 2004 and sold by Bear, Stearns & Co., Inc., as the initial purchaser, in a transaction exempt from the registration requirements of the Securities Act, to a person reasonably believed by the initial purchaser to be a qualified institutional buyer or other institutional accredited investor. Any selling holder, including its transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and common stock into which the notes are convertible.

The selling holder has represented to us that it purchased the notes and the common stock issuable upon conversion of the notes for its own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions from the registration requirements under the Securities Act. We agreed with the selling holder to file this Registration Statement to register the resale of the notes and the common stock issuable upon conversion of the notes. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the common stock issuable upon their conversion no longer qualify as “registrable securities” under our registration rights agreement.

The following table shows information, as of April 21, 2004, with respect to the selling holder and the principal amounts of notes and common stock it beneficially owns that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holder.

The selling holder may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holder upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holder will sell all of the securities offered by this prospectus. In addition, the selling holder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes since the date on which it provided the information about its notes in transactions exempt from the registration requirements of the Securities Act. The selling holder has not had any material relationship with us or our affiliates within the past three years, except that Bear, Stearns & Co., Inc. acted as the initial purchaser in connection with the notes and has had an investment banking relationship with us within this period.

This table assumes that any future transferee from the selling holder does not beneficially own any common stock other than common stock into which the notes are convertible. The selling holder named in the table below does not beneficially own one percent or more of our common stock. Common stock owned prior to the offering and after completion of the offering includes shares of common stock issuable upon conversion of our 3.25% Convertible Subordinated Notes due January 12, 2006.

Name of Selling Holder	Principal Amount of Notes Beneficially Owned and Offered (in $1,000 denominations)	Common Stock Owned Prior to Offering	Common Stock Offered	Common Stock Owned After Completion of The Offering
SF Capital Partners Ltd.	$10,000,000	0	1,642,036	0

Information concerning the selling holder may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment. As a result, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The selling holder and its successors, including its transferees, pledgees or donees or their successors, may sell the notes and our common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and common stock issuable upon conversion of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

In connection with the sale of the notes and common stock issuable upon conversion of the notes, the selling holder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or common stock in the course of hedging the positions they assume. The selling holder may also sell the notes or common stock issuable upon conversion of the notes short and deliver these securities to close out its short positions, or loan or pledge the notes or common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to each selling holder from the sale of the notes or common stock offered by it will be the purchase price of the notes or common stock less discounts and commissions, if any. Each selling holder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from the sales by any selling holder.

Our common stock is quoted on the Nasdaq National Market under the symbol “IMMU.” The notes are new securities and there is currently no established market for the notes. We cannot assure holders that any active or liquidated market will develop for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Each selling holder and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. A selling holder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holder has acknowledged, and any subsequent selling holder will acknowledge, that it understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

To the extent required, the specific notes or shares of our common stock to be sold, the name of each selling holder, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of any holder of the notes to register its notes and our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holder and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and our common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by selling holders incident to the offering and sale of the notes and our common stock. We estimate that our total expenses of the offering of the notes and common stock will be approximately $100,000.

LEGAL MATTERS

Starr, Gern, Davison & Rubin, P.C., Roseland, New Jersey, will pass upon the validity of the issuance of the 3.25% Convertible Senior Notes due January 12, 2006, and the shares of common stock issuable upon conversion of the notes offered by this prospectus for us.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Immunomedics, Inc. and subsidiaries as of June 30, 2002, and for each of the years in the two-year period ended June 30, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP (KPMG), independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Immunomedics, Inc. has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past consolidated financial statements incorporated by reference in this registration statement.